SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

DELMAR PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

 (Title of Class of Securities)

247078108

(CUSIP Number)

Jeffrey Bacha
DelMar Pharmaceuticals, Inc.
Suite 720-999 West Broadway
Vancouver, British Columbia
Canada V5Z 1K5
(604) 629-5989

With Copies To:

Jeff Cahlon, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, New York 10006
Tel: (212) 930-9700
Fax: (212) 930-9725

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 21, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

 Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 247078108	13D

1	NAME OF REPORTING PERSONS

Jeffrey Bacha
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
7	SOLE VOTING POWER

6,434,068
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	6,434,068
10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,434,068 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.6%**
14	TYPE OF REPORTING PERSON

IN
 * Includes 5,887,083 shares issuable upon exchange of Exchangeable Shares (including 3,048,541 shares held in trust) and 500,000 shares issuable upon exercise of options exercisable within 60 days.
** Represents the percentage ownership based on 30,109,987 shares of common stock of DelMar Pharmaceuticals, Inc. outstanding as of August 28, 2014.

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Item 5. Interest in Securities of the Issuer.

(a)	As of the date hereof, the Reporting Person beneficially owns 6,434,068 shares of the Issuer’s common stock, which represents approximately 17.6% of the Issuer’s common stock.

(b)	The Reporting Person may be deemed to hold sole voting and dispositive power over 6,434,068 shares of common stock of the Issuer.

(c)
Exchangeable Shares held in trust by the Reporting Person were released to certain shareholder beneficiaries as follows: (i) 100,000 Exchangeable Shares were released on February 20, 2014, (ii) 80,000 Exchangeable Shares were released on March 18, 2014, and (iii) 400,000 Exchangeable Shares were released on August 21, 2014. Also, the Reporting Person purchased shares of common stock as follows: (i) 5,000 shares of common stock on February 13, 2014 for a purchase price of $0.80 per share, (ii) 5,000 shares of common stock on February 21, 2014 for a purchase price of $1.00 per share, (iii) 10,000 shares of common stock on March 18, 2014 for a purchase price of $1.30 per share, and (iv) 4,985 shares of common stock on September 15, 2014 for a purchase price of $0.75 per share. Other than as reported herein, the Reporting Person has not effected any transactions in securities of the Issuer since the most recent filing of Schedule 13D.

(d)
To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 6,434,068 shares of common stock reported in Item 5(a).

(e)	Not applicable.

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SIGNATURES

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

September 17, 2014	/s/ Jeffrey Bacha
Jeffrey Bacha

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